SCHEDULE B

This Schedule sets forth information with respect to each purchase and sale of Ordinary Shares which were effectuated by the Reporting Person for the benefit of the Cevian Funds within the past sixty (60) days. Unless otherwise noted, such transactions were effectuated in the open market through a broker.

Trade Date	Ordinary Shares Purchased (Sold)	Price ($)*
2026-01-20	122,169	15.84
2026-01-27	333,533	16.38
2026-01-28	500,000	16.32
2026-01-29	800,000	16.19
2026-01-30	163,291	16.43
2026-02-02	325,398	16.50
2026-02-03	500,000	16.45
2026-02-04	4,340	16.53
2026-02-06	39,153	16.51
2026-03-11	1,006,972	16.26
2026-03-12	646,744	16.48
2026-03-13	480,222	16.46

* Excluding commissions, SEC fees, etc. (rounded to nearest cent). The Ordinary Shares were purchased using British Pounds. For purposes of this Schedule 13D, a conversion rate of USD $1.32385 for each GBP 1.00 was used.